Linda Rockett | 617 348 4888 | lrockett@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

October 10, 2007

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, NE

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Re:	Interleukin Genetics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed on April 2, 2007
File No. 001-32715

Ladies and Gentlemen:

On behalf of Interleukin Genetics, Inc. (the “Company”), we are hereby filing with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this response to the letter  dated September 25, 2007 (the “Staff Letter”) from Jim B. Rosenberg of the Staff to John J. McCabe, the Company’s former Controller and Chief Accounting Officer. As requested, the comment and response set forth below is keyed to the comment contained in the Staff Letter.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, F-4

1.                                       Comment:  Please ask your auditors to clarify to us what is meant in the last paragraph of their report on management’s assessment of internal control over financial reporting:  “We do not express an opinion on any form of assurance of management’s statements referring to management’s awareness of errors or awareness of transactions inconsistent with management’s intent or to the Company’s plans to remediate or reports to be made in future filings”. This paragraph appears to be a disclaimer.

Response:  The Company has discussed this comment with its independent registered public accounting firm (the “Auditor”), and has been advised that the last paragraph of the Auditor’s report on page F-4 of Form 10-K for the fiscal year ended December 31, 2006 is not a disclaimer on management’s assessment of its internal control over financial reporting.  Rather, that paragraph is intended to clarify that the Auditor provided no assurance on the additional information contained in management’s report other than its conclusion on the effectiveness of the Company’s internal control over financial reporting. Should management include additional information in its future reports on management’s assessment of internal control over financial reporting for which the auditor will provide no assurance, the Company will request that the Auditor consider improving the clarity of its statement as it relates to any additional information.

*       *       *

In addition, as requested by the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*       *       *

Also as requested, this response letter has been filed on EDGAR under the form type CORRESP. We hope that the above response will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact me at (617) 348-4888. Thank you for your time and attention.

Sincerely,

/s/ Linda Rockett

Linda Rockett

cc:	Interleukin Genetics, Inc.
Thomas R. Curran, Jr.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Daniel H. Follansbee, Esq.

Grant Thornton LLP
Shaji Varghese